                                                                 EXHIBIT 99.17C8


                          UNITED STATES DISTRICT COURT
                             DISTRICT OF MINNESOTA
                             ____________ DIVISION

------------------------------------------------------

Dominium Tax Exempt Fund, LLP,

                    Plaintiff,                 COMPLAINT
                                               ---------

                                              Court File No. ___________

v.

William B. Dockser, H. William
Willoughby, C.R.I., Inc., CRITEF
Associates Limited Partnership, CRITEF III
Associates Limited Partnership, Capital
Realty Investors Tax Exempt Fund Limited
Partnership, and Capital Realty Investors
Tax Exempt Fund III Limited Partnership,

                    Defendants.

------------------------------------------

          For its complaint against defendants, Plaintiff Dominium Tax Exempt Fund, LLP ("Dominium") alleges the following:

                                  INTRODUCTION
                                  ------------

          1. This action arises out of a false and misleading proxy statement filed by defendants on September 20, 1996, and declared effective on September 23, 1996, to solicit approval of the proposed mergers of publicly traded funds (i.e., defendant Capital Realty Investors Tax Exempt Fund Limited Partnership
-----
(Series I and II) ("CRITEF") and defendant Capital Realty Investors Tax Exempt Fund III Limited Partnership ("CRITEF III")),/1/ with CAPREIT,/2/ a parent of their principal property manager (the "Proposed Mergers").

-----------------------
/1/   CRITEF and CRITEF III will be collectively referred to as the "Funds."

/2/   CRITEF and CRITEF III will actually merge with Watermark Partners, L.P.
and Watermark III Partners, L.P., respectively. Those two entities, both affiliates of CAPREIT, were formed specifically to consummate the

          2. The false and misleading proxy statement was issued by defendants William Dockser ("Dockser"), H. William Willoughby ("Willoughby"), C.R.I., Inc. ("CRI"), CRITEF Associate Limited Partnership, and the Funds (collectively, the "Defendants"). Dockser, Willoughby, CRI, and CRITEF Associates Limited Partnership are all managers or partners of the Funds in some capacity.
Although Defendants wish to create the impression that the Funds and CAPREIT have no connection, the two are very interrelated. For example: 1) CAPREIT was formed by CRI; 2) Dockser and Willoughby began the merger discussions on behalf of the Funds when they still had an ownership interest in CAPREIT's owner, AP CAPREIT, and were two of seven directors of CAPREIT; 3) a subsidiary of CAPREIT manages 14 or the 18 multi-family properties owned by the Funds; 4) the parties have structured the merger terms to include payments and credits by CAPREIT to the general partners of the Funds which serve as improper inducements for the general partners to consummate the merger with CAPREIT; 5) CAPREIT and CRI share office space; 6) Richard Kadish, a former key employee of CRI, is now president of CAPREIT; and 7) the Securities and Exchange Commission has deemed the Proposed Mergers to be transactions between the Funds and related parties as opposed to an arm's length transaction, requiring a higher level of disclosure which the parties should have, but did not, undertake on their own, and still have not satisfied.

          3. The recipients of the false and misleading proxy statement are holders of Beneficial Assignee Certificates in the Funds ("BACs"), including Dominium. Dominium and other BAC holders have been assigned a portion of the limited partnership interests of the Funds. The BACs were first publicly offered at $25 per BAC in 1988, and thereafter commenced trading

--------------------------------------------------------------------------------
Proposed Mergers. For convenience, CAPREIT will be referred to as the acquiring entity, with the understanding that these two CAPREIT affiliates will technically act as the merging entities.

on the American Stock Exchange. Before that time, the Funds were privately held. As owners of the Funds, more than 50% of the BAC holders must approve the Proposed Mergers between the Funds and CAPREIT if they are to go forward.

          4. In order to secure approval of the Proposed Mergers by the BAC holders, and garner substantial financial benefits for themselves at the expense of the BAC holders, Defendants misrepresent, omit or obscure various material facts about the Proposed Mergers including, among other things: 1) the relatedness between the two entities to be merged; 2) the unjustified kick-backs to the general partners of the Funds at the expense of the BAC holders which serve as a special inducement to the Funds' general partners to consummate the merger with CAPREIT and their reason for recommending the Proposed Mergers; 3) the true value of the BACs and the underlying properties to which the BAC holders are entitled; 4) that the general partners signed the merger agreements without any attempt to determine, let alone maximize, the fair value of the BAC holders' interests, and instead relied on an after-the-fact "fairness" determination, and agreed upon a $150 purchase price for which they could not obtain a fairness opinion; and 5) the obstacles the self-interested general partners have created to prevent competing bids from being made. The misrepresentations or omissions are all intended to make the Proposed Mergers appear more favorable to the BAC holders than they truly are, blindsiding the BAC holders to the financial gains they will lose if the Proposed Mergers go forward.

          5. The false and misleading statements made by Defendants in their proxy statement dated September 20, 1996 (the "Proxy Statement"), constitute a violation of Section 14(a) of the Securities Exchange Act of 1934 ("Exchange
Act") 15 U.S.C.   (S) 78n, and Rule 14a-9 promulgated thereunder.

          6. By this action, Plaintiff seeks an Order which, among other things: 1) bars Defendants from using any proxies obtained through their false and misleading solicitation; 2) requires Defendants immediately to amend their proxy solicitation to reflect the matters set forth in this Complaint; and 3) if necessary, requires Defendants to notify the BAC holders of a rescheduled Special Meeting which will occur only after BAC holders have had sufficient time to review the amended Proxy Statement.

                          PARTIES AND RELATED ENTITIES
                          ----------------------------

          7.  Dominium Tax Exempt Fund, LLP:  Dominium is a holder of 100 BACs
              -----------------------------
of each of the three Funds:  CRITEF (Series I), CRITEF (Series II) and CRITEF
III.

          8.  CRITEF and CRITEF III:  CRITEF and CRITEF III (collectively, the
              ---------------------
"Funds") are Delaware Limited Partnerships with their principal place of business at 11200 Rockville Pike, Rockville, MD 20852. The Funds were originally formed to acquire a portfolio of tax-exempt mortgage revenue bonds issued by various state or local governments or their agencies or instrumentalities, which were collateralized by non-recourse participating first mortgage loans on multi-family residential developments.

          9.  Dockser:  Defendant William B. Dockser is a general, limited and
              -------
managing partner of CRITEF Associates Limited Partnership ("CRITEF Associates") and CRITEF III Associates Limited Partnership ("CRITEF III Associates"), the general partners of the Funds. Dockser is Chairman of the Board and an owner of shares of C.R.I., Inc. ("CRI"). Until recently he was one of CAPREIT's seven directors, the acquiring entity in the Proposed Mergers. A wholly-owned subsidiary of CAPREIT manages 14 of 18 multi-family apartment properties securing the Funds' portfolio of loans. Dockser is also a direct or indirect owner of the Owner Partnerships, which are described below.

          10.  Willoughby:  Defendant H. William Willoughby ("Willoughby") is a
               ----------
general, limited and managing partner of CRITEF Associates and CRITEF III Associates, and the President, Secretary, director and owner of shares of CRI. Until recently he was one of CAPREIT's seven directors. Willoughby is also a direct or indirect owner of the Owner Partnerships, which are described below.

          11.  CRITEF Associates and CRITEF III Associates:  CRITEF Associates
               -------------------------------------------
and CRITEF III Associates are Delaware limited partnerships, and the general partners of CRITEF and CRITEF III, respectively (the "General Partners"). Dockser, Willoughby, Martin A. Schwartzberg, CRI and current and former employees of CRI own all of the general and limited partnership interests in the General Partners.

          12.  C.R.I., Inc.:  CRI is a Delaware corporation owned and controlled
               ------------
solely by Dockser and Willoughby. It was founded in 1974 as a real estate asset management and financial services company. CAPREIT subleases office space leased by CRI in Rockville, Maryland. Until recently, CRI had a significant equity position in AP CAPREIT, a parent of CAPREIT. CRI is a general and limited partner of CRITEF Associates, and a managing general partner of CRITEF III Associates.

          13.  CRITEF, Inc. and CRITEF III, Inc.:  CRITEF, Inc. and CRITEF III,
               ---------------------------------
Inc. are the assignor limited partners of CRITEF and CRITEF III. They are Delaware corporations owned by, among others, Dockser and Willoughby, and hold the limited partnership interests in the Funds. They are the entities in which Dominium holds BACs. The BACs provide Dominium with all the rights and economic benefits of a limited partner.

          14.  CAPREIT:  CAPREIT is a private self-managed equity real estate
               -------
investment trust which was formed in or about 1993 by CRI to own and manage a portfolio of multi-family real estate properties. Dockser, Willoughby, and CRI, among other persons, until recently had significant shareholdings in and/or control over CAPREIT and/or its subsidiary, CAPREIT Residential, which manages 14 of the 18 multifamily properties securing the Funds' portfolio of loans. CAPREIT has two affiliates, Watermark Partners, L.P., and Watermark III Partners, L.P., which were formed specifically to consummate the Proposed Mergers. Richard L. Kadish is president of CAPREIT.

          15.  AP CAPREIT:  AP CAPREIT is wholly-owned by Apollo Advisers Real
               ----------
Estate Investment Fund, L.P., and in turn owns approximately 99% of the outstanding capital stock in CAPREIT. In January 1995, when negotiations regarding the Proposed Mergers began, CRI and certain of CRI's affiliates owned approximately 22% of residual profits limited partner interests in AP CAPREIT. On June 30, 1995, CRI purportedly divested itself of this interest.

          16.  The Owner Partnerships:  The Owner Partnerships, comprised of
               ----------------------
entities owned and controlled by Dockser and Willoughby, were created to acquire the properties secured by the BACs when they defaulted on the mortgage loans held by the Funds, purportedly to preserve the tax-exempt status of the mortgage revenue bonds.

                             JURISDICTION AND VENUE
                             ----------------------

          17. The claims alleged in this Complaint arise under Section 14(a) of the Exchange Act, 15 U.S.C. (S) 78n, and Rule 14a-9 promulgated thereunder. Accordingly, this Court has subject matter jurisdiction under 28 U.S.C. Section 1331 and Section 27 of the Exchange Act, 15 U.S.C. (S) 78aa.

          18. Venue is proper in this district pursuant to 15 U.S.C. (S) 78aa because the false and misleading information for which Plaintiffs seek relief was transmitted into this district, was intended to be read and relied upon by securities holders within this district, and was designed to interfere with valuable economic expectations of parties found in this district, and under 28 U.S.C. (S) 1391(b)(2) in that a substantial part of the events or omissions giving rise to Plaintiff's claims occurred in this district.

                                     FACTS
                                     -----
A.   THE FUNDS.
     ---------

          19. CRITEF AND CRITEF III were formed in 1986 and 1987 for the purpose of acquiring a portfolio of non-recourse tax-exempt mortgage revenue bonds issued by various state and local governments, which were then used to make participating first mortgage loans on multifamily residential rental developments and/or retirement complexes.

          20. CRITEF holds nine federally and state tax-exempt municipal mortgage revenue bonds used to finance multifamily housing located in Minnesota and elsewhere. CRITEF III similarly holds tax-exempt mortgage bonds which financed properties located in California, Florida, Iowa, Minnesota, Missouri, South Dakota, Tennessee and Washington.

          21. The Funds were initially privately held. On October 29, 1988, however, BACs reflecting units of beneficial interest in the Funds were publicly offered for $25 per BAC and in 1993, commenced trading on the American Stock Exchange.

          22. The BACs entitle their holders to a share of the limited partnership interests in the Funds, including the right to a percentage of the income, gains, losses, deductions, and distributions of the Funds, on the basis of one unit of limited partnership interest for one BAC.

          23. The distributions to which the BAC holders are entitled have two aspects: a non-contingent element, which consists of tax-exempt distributions from interest payments from the revenue bonds, and a contingent element, which consists of tax-exempt distributions from payments of contingent interest on the revenue bonds determined by: 1) the cash flow from the underlying properties or (if cash flows are insufficient to pay contingent interest); 2) proceeds from the repayment of the mortgage loans or the sale of the revenue bonds. As a result, the BAC holders were entitled to share in any appreciation in the value of the properties in excess of the mortgages for the underlying properties under certain circumstances.

          24. Under this scenario, the BAC holders receive 99% of the cash generated by the mortgages during the operating phase of the Funds until they have received a 10% non-compounded return, after which they receive 90% of cash flow (with the General Partners receiving the residual 10%). Given the Funds' performance, the likelihood of a residual return to the General Partners is small.

          25. The initial economics of the Funds were predicated on the projected ability to increase rental rates on the properties at an annual rate consistent with the mid-1980's experience. If rents increased and the properties appreciated, the BAC holders were supposed to receive and share in any cash flow and appreciation on the underlying value of the properties upon their sale.

          26. The stated objectives of the Funds in the original offering prospectuses were: a) to preserve and protect the Funds' capital; b) to provide semiannual federal tax-exempt cash distributions from the base mortgage loan interest and from the Funds' interest reserve account; and c) to provide additional tax-free distributions from payments of contingent interest on the mortgage revenue bonds resulting from cash flow or bond sale and mortgage repayment proceeds.

B.   THE PROPERTIES HELD BY THE FUNDS.
     --------------------------------

          27. Until recently, the properties underlying the BACs have performed poorly, with sixteen of the property owners having defaulted on their mortgages.

          28. Consequently, the market price of the BACs, which is closely related to the distributions and earnings from the underlying properties, has fallen substantially below its original $25 offering price.

          29. During the period from 1990 through 1995, sixteen of the original eighteen borrowers under the mortgage loans on the underlying properties defaulted when they were unable to pay base interest owing under the mortgage loans.

          30. Rather than foreclosing on the mortgages, the Funds formed the Owner Partnerships, comprised of entities owned and controlled by Dockser and Willoughby, to acquire the defaulted properties subject to all of the obligations of the defaulted original owners. The Owner Partnerships have been applying cash flows towards the payment of base interest and accrued base interest under their mortgage loans.

          31. CRI and its affiliates perform or have performed a mortgage servicing and administrative function on behalf of the Owner Partnerships and other owners of the properties. The Owner Partnerships purportedly owe accrued mortgage servicing and administrative fees to CRI and one of its affiliates.

          32. Beginning in 1993, with the upturn in the real estate market and a concomitant improvement in the performance of the properties, cash flows from the properties improved significantly.

          33. Rather than turning the increased cash flows into distributions for the BAC holders, CAPREIT and the General Partners began to build up the cash reserves ("Available

Cash") of the Funds. As a result, the price of the BACs remained depressed, not bolstered by the improved cash flows of the underlying properties, as it typically would be.

          34. The build-up of the Funds' Available Cash by CAPREIT and the General Partners began just as the parties began discussions about the Proposed Mergers. For example, on December 31, 1994, the Funds had $17,200,747 in cash, cash equivalents or securities. By December 31, 1995, that amount had risen to $19,060,360. In addition, since at least June 1995, the pendency of the Proposed Mergers has resulted in a restriction on distributions to BAC holders regardless of improved cash flows from the underlying properties.

C.   THE PROPOSED MERGERS.
     --------------------

     1.  THE INITIAL TERMS.
         -----------------

          35. At least as early as January 1995, in order to take advantage of this improvement in the properties and the concomitant increase in cash flow, without having to share the increase with the BAC holders, the General Partners and CAPREIT began discussions regarding acquisition of the Funds by CAPREIT. At any time, CRI owned 22% of residual profits limited partner interests in AP CAPREIT, the owner of CAPREIT, and Dockser and Willoughby were two of CAPREIT's seven directors.

          36. During February and March, 1995, there were several meetings between the General Partners and CAPREIT, during which plans for the Proposed Mergers became more concrete.

          37. During April 1995, the General Partners and CAPREIT met to establish, at least in general, the terms of the Proposed Mergers.

          38.  Only after substantial discussions regarding the Proposed Mergers
                    -----
and the terms thereof did CRI divest its interest in AP CAPREIT, in exchange for $4.75 million on June

30, 1995, subject to repayment by CRI of up to $3.9 million if certain property management contracts are terminated ("Termination Refunds"). Although merger discussions had purportedly been on hold for three months, remarkably, on the same day that CRI divested its interest in AP CAPREIT -- June 30, 1995 -- CAPREIT representatives delivered the drafts of the agreements for the Proposed Mergers to the General Partners.

          39. During July and August 1995, the merger agreements for the Proposed Mergers were revised.

          40. From January 1995 through September 11, 1995 the General Partners conducted negotiations with CAPREIT on an exclusive basis without ever having actively solicited other purchasers for the BACs or the underlying properties.

          41. On September 11, 1995, the General Partners announced that they had accepted an offer by CAPREIT to purchase the Funds for a total of $150 million.

          42. Although the General Partners have a duty to the BAC holders to obtain the optimal price possible for them, the General Partners have agreed to the terms of the merger without the benefit of any independent investigation or evaluation of their fairness to the BAC holders.

          43. In the initial announcement, and in subsequent descriptions of the Proposed Mergers, the General Partners incorrectly characterized the Proposed Mergers as a standard arm's length transaction, failing to disclose, or obfuscating, the significance of the close connections between the merging entities, CAPREIT and the Funds.

          44. Under the initial terms of the Proposed Mergers, the following consideration was offered to the BAC holders:
               a)  $13.761 per BAC for CRITEF (Series I) BACs;

               b)  $13.313 per BAC for CRITEF (Series II) BACs; and

               c)  $14.360 per BAC for CRITEF III BACs.

          45.  After the General Partners had entered into the merger agreements
               -----
and announced the terms of the Proposed Mergers, they announced on September 11, 1995 that they would engage Oppenheimer & Co. ("Oppenheimer") to provide an independent Fairness Opinion of the already agreed-upon merger terms.

          46. In October 1995, after analyzing the terms of the Proposed Mergers, Oppenheimer apparently concluded that the $150 million payment to the BAC holders was insufficient, and thus refused to render a Fairness Opinion for the transaction. Oppenheimer was instructed not to reduce the negative evaluation to writing, and Oppenheimer's refusal to render a Fairness Opinion was never publicized.

          47. In September and October, 1995, two class actions were commenced on behalf of the BAC holders against the General Partners and CAPREIT, alleging that the price being offered to the BAC holders as announced by the Funds was inadequate.

     2.  THE CLASS ACTION SETTLEMENT.
         ---------------------------

          48. In January 1996, a tentative settlement was reached in the two consolidated class actions, and in connection therewith, on January 31, 1996, the cash consideration to be paid to the BAC holders under the Proposed Mergers was increased to $158.5 million, less the amount payable to plaintiffs' counsel.

          49. During February 1996, Oppenheimer reviewed the fairness of the Proposed Mergers based on the improved merger terms.

          50. On March 14, 1996, the terms of the Proposed Mergers were amended again to increase the payment to BAC holders by $295,000. On the same day, Oppenheimer delivered Fairness Opinions to the Funds. Incredibly, Oppenheimer delivered its opinions without having received or performed any appraisals for the underlying properties.

     3.  DOMINIUM'S OFFER.
         ----------------

          51. During February 1996, Dominium's affiliate, Dominium Management Services, contacted the General Partners concerning a possible acquisition of the Funds.

          52. On June 28, 1996, Dominium contacted counsel for the class action plaintiffs and informed them that they were interested in entering into a merger with the Funds Dominium offered payment to the BAC holders of $176.72 million, $8.5 million of which was to reimburse the Funds for the break-up and expense reimbursement fees, if necessary. During July, Dominium conducted its due diligence. The General Partners did not even issue a press release regarding Dominium's offer.

          53. By August 12, 1996, Dominium had not yet delivered firm committed financing acceptable to the General Partners for acquisition of the Funds. In order to induce plaintiffs' counsel to proceed with an August 14, 1996 hearing date, and to bring finality to the process, the General Partners informed plaintiffs' counsel that they were increasing the amount to be paid to the BAC holders under the Proposed Mergers by $2 million.

          54. On August 21, 1996, CAPREIT agreed to increase the purchase price by $1.5 million, for a total gross amount of $162.3 million to go to BAC holders (or a net amount of $160.7 million after payment of plaintiff's counsel fees).

          55. Again, after the fact, Oppenheimer was asked to review the improved terms of the Proposed Mergers for the purposes of rendering a Fairness Opinion. On September 20, 1996, it delivered that opinion.

          56. The fourth amended version of the Proposed Mergers, including the net price of $160.3 million to be paid to BAC holders, is set forth in the Fourth Amended and Restated Agreement and Plan of Merger dated August 21, 1996, and was disclosed in a preliminary proxy statement issued by Defendants on August 26, 1996.

          57. The final Proxy Statement was filed on September 20, 1996, and became effective on September 23, 1996. Under the terms of Proposed Mergers disclosed in the final Proxy Statement, the BAC holders would purportedly receive a premium over the market price of the BACs, and receive the following net consideration:

               a.  $14.82 per BAC for CRITEF's Series I BACs;

               b.  $14.50 per BAC for CRITEF's Series II BACs; and

               c.  $15.13 per BAC for CRITEF III's BACs.

          58. The terms of the Proposed Mergers also include approximately $5.5 million in payments or credits to the General Partners which serve as an improper inducement to consummate the merger with CAPREIT.

          59. First, the Proposed Mergers will provide each General Partner with a payment of $500,000 for their 1.01% interest in CRITEF and 1.01% interest in CRITEF III, respectively -- interests which have no real economic value.

          60. Of that $1 million to be paid to the General Partners, Dockser, Willoughby and Schwartzberg will receive approximately 25%, CRI will receive a small amount, and the remainder goes to current and former employees of CRI, including CAPREIT's president, Mr. Kadish.

          61. Second, CAPREIT has agreed to pay approximately $3.48 million for the right to receive accrued fees owed to the General Partners' affiliates, CRI and CRIIMI, which those affiliates would not receive if the Proposed Merger with CAPREIT does not go through. Indeed, under the initial merger terms, $5.4 million was to be received, but to make it appear that CAPREIT was paying more as part of the class action settlements, the General Partners agreed to reduce the amount of fees they would receive, even though they were really entitled to no fees.

          62. Specifically, CAPREIT has agreed to purchase the accrued fees from those affiliates, even though they are payable to the affiliates only on a subordinated basis, and thus will almost certainly never become due. The accrued fees are subordinated on a current basis, loan by loan, to payment of full base interest, plus any unpaid interest and interest thereon, on the mortgage revenue bonds owned by the Funds. In order for these accrued fees to be paid, the owner of the property must be current in the payment of principal, and all past interest under the mortgage loan. Because sixteen of the eighteen mortgage revenue bonds are currently in default, the possibility of payment of the accrued fees is highly unlikely, because there is substantial past interest owing. Payment for the right to these accrued fees by CAPREIT is thus a windfall to the General Partners. Indeed if these fees were due, the value of
                                                        ----
the BAC's would be much greater than the "fair" price suggested by Defendants in
                   ----
the Proxy Statement.

          63. Finally, under the terms of the Proposed Mergers, approximately $1.15 million of Termination Refunds owed by CRI to AP CAPREIT will not be due if the Proposed Mergers are consummated with CAPREIT. If anyone else were to acquire the Funds, it is likely that the new owner would wish to designate its own property management company, and thus trigger CRI's obligation to pay AP CAPREIT the $1.15 million in Termination Records owed under the June 30, 1996 agreement between the parties. CRI and its affiliates are thus receiving a benefit of about $1.15 million that they almost certainly would not receive in a transaction with any party other than CAPREIT.

          64. Such inducements create serious conflicts of interest, such that the Securities and Exchange Commission has deemed the Proposed Mergers to be transactions between the Funds and related parties as opposed to an arm's length transaction, requiring a higher level of disclosure which the parties should have, but did not, undertake on their own.

          65. There has been no explanation by Defendants as to why the above-described $5.5 million should go to the General Partners rather than to the BAC holders.

          66. The Proposed Mergers also include terms which serve as substantial barriers to competing bidders. If the Proposed Mergers do no proceed, the Funds must pay CAPREIT a $2.25 million termination fee per Fund, and $2.6 million in expense reimbursement per Fund. This means that any prospective acquired of the Funds must automatically offer as much as $9.7 million more than CAPREIT just to compete on even terms for an immediate alternative transaction.

          67. When combined with the $5.5 million in payments to which the general partners are not entitled, any competing buyer is faced with a $15 million handicap.

          68. Consummation of the Proposed Mergers is dependent upon, among other things, obtaining the approval of more than 50% of the Funds' BAC holders through a proxy solicitation.

          69. The Proxy Statement purports to disclose material information about the Proposed Mergers, solicits the proxies of the BAC holders in favor of the Proposed Mergers, and sets a Special Meeting on October 29, 1996 at which the BAC holders are to consider and vote upon the Proposed Mergers.

          70. The manner in which Defendants have set forth in the Proxy Statement the facts material to the Proposed Mergers (those they actually do
                                                                          --
disclose) makes an immensely
complex transaction even more indecipherable. Defendants scatter certain pieces of information throughout the Proxy Statement in no logical sequence, and bury others. Nowhere does the Proxy Statement provide a coherent, straightforward explanation of the relationship between the merging parties or the financial pros and cons to the Proposed Mergers and their alternatives.

          71.  The Proxy Statement is false and misleading, in violation of
Section 14(a) and Rule 14a-9 because it misrepresents or omits several material facts relating to, among other things: 1) the relationship between the Funds and CAPREIT and the payments and credits by CAPREIT to the General Partners which serve as inducements to consummate the merger with CAPREIT; 2) the true value of the BACs and the underlying properties to which the BAC holders are entitled; 3) the absence of any independent investigation and evaluation before agreeing on the initial terms of the Proposed Mergers, including the $150 million purchase price for which they could not obtain a fairness opinion; and
                                            ---
4) the barriers which prevent competing proposals to the Proposed Mergers. Such misrepresentations and omissions prevent BAC holders from realizing the substantial financial gain they will sacrifice if they approve the Proposed Mergers. These misrepresentations and omissions are set forth below.

                                    COUNT I

       VIOLATION OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934

                     AND RULE 14A-9 PROMULGATED THEREUNDER

          72. Plaintiff restates and realleges the allegations contained in paragraphs 1-71 above as if fully set forth herein.

          73. Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder provide, in pertinent part, that no solicitation shall be made by means of any proxy statement or other communication, whether written or oral, "containing any statement which, at the time and in light of the circumstances under which it is made, is false and misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in an earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading."

          74. Defendants' Proxy Statement constitutes a solicitation within the meaning of Section 14(a) of the Exchange Act and Rule 14a-9.

          75. Defendants disseminated the Proxy Statement throughout the United States by use of the mails and/or means of instrumentalities of interstate commerce.
          76. Defendants' Proxy Statement is materially false and misleading in the following respects:

A. DEFENDANTS' PROXY STATEMENT FALSELY CHARACTERIZES THE PROPOSED MERGERS AS AN ARM'S LENGTH TRANSACTION, AND FAILS TO MAKE MATERIAL DISCLOSURES REGARDING THE SIGNIFICANT CONFLICTS OF INTEREST AND INDUCEMENTS TO PROCEED WITH THE PROPOSED MERGERS.
     --------------------------------------------------------------------------
          (a) Throughout the Proxy Statement, Defendants create the misleading impression that the Funds and CAPREIT are unrelated parties and have negotiated the merger only at "arm's length." For example, on page 30 of the Proxy Statement, Defendants state that "the terms of the Merger Agreement were reached through protracted arm's-length negotiations over several months between representatives of CAPREIT, on the one hand, and representatives of the Funds, on the other." Given the close and ongoing affiliation between CRI and CAPREIT -- their shared office space, their coordinated efforts for the merger negotiation -- it is a gross misrepresentation to characterize the negotiations as "arm's-length."

          (b) Similarly, on page 4 of the Proxy Statement, Defendants represent that "[e]xcept for CAPREIT Residential's management of 14 of the properties securing the Mortgage Revenue Bonds and 16 other properties held by other CRI-related entities and CAPREIT's sublease of certain office space from CRI, neither CAPREIT nor any of its affiliates have any affiliation or other relationship with CRI or any of ifs partners or affiliates." CAPREIT's relationship with CRI involves much more. Defendants fail to disclose that CRI and CAPREIT have numerous cross investments and interrelationships, and have been working together to achieve the Proposed Mergers. Their relationship is far from arm's length, as the Proxy Statement falsely suggests. In fact, telephone calls to CAPREIT were answered by CRI during the period of the merger negotiations.

          (c) The Proxy Statement fails to disclose that the Securities and Exchange Commission has deemed the Proposed Mergers to be a transaction between related parties.

          (d) On page 30 of the Proxy Statement, Defendants falsely state that as a result of the "arm's-length" negotiations, "the consideration offered by CAPREIT to the BAC holders was increased on four occasions." This statement is false. Rather than resulting from arms' length negotiations, the increases in price to the BAC holders occurred as a result of: 1) the inability to obtain a Fairness Opinion for the initial $150 million purchase price; 2) the plaintiffs' class action claims; 3) a suit by Martin A. Schwartzberg, one of CRI's own general partners; and 4) Dominium's attempt to make a superior proposal.
Without these independent forces, Defendants would have conspired to keep the purchase price at its initial $150 million level.

          (e) In the Proxy Statement, Defendants fail to disclose any value or operating projections by CAPREIT, the actual manger of 14 of the underlying properties. In the failing to disclose CAPREIT's operating and financial projections for the properties, or the possible impact of CAPREIT's financing plan, Defendants have deprived BAC holders of a true estimate of the market value of the BACs. The omission of this important financial information is even more misleading given the close relationship between CAPREIT and the Funds, and the concomitant incentive to skew the financials so as to maximize the benefit to CAPREIT and the Funds -- the merger insiders -- at the expense of the BAC holders.

          (f) Defendants fail to disclose that CAPREIT, through its affiliate's management of 14 of the 18 underlying properties, can influence the cash flows from the properties by setting rent rates, determining the level of repairs, maintenance and other capital expenditures and when those expenses will be incurred, and thus can directly influence the value of the BACs.

          (g) Far from arm's length, the two entities have actually conspired to arrange interlocking terms for the Proposed Mergers which create unwarranted inducements to the General Partners to proceed with the Proposed Mergers. For example, defendants fail to make clear, and indeed, attempt to bury the important facts that: 1) the Proposed Mergers will provide each General Partner with an unjustified kick-back of $500,000 for their 1.01% interest in CRITEF and 1.01% interest in CRITEF III, respectively, in which the General Partners, Dockser, Willoughby, Schwartzberg and Kadish (CAPREIT's president) will share;
2) CAPREIT has agreed to pay approximately $3.48 million for the right to receive accrued fees owed to the General Partners' affiliates, CRI and CRIIMI, which those affiliates would not receive if the Proposed Merger with CAPREIT does not go through; and 3) under the terms of the Proposed Merger, approximately $1.15 million in Termination Refunds owed by CRI to AP CAPREIT which would almost certainly not be due if the Proposed Mergers are consummated with CAPREIT.

          (h) In a piecemeal fashion, Defendants allude to the facts that the Proposed Merger terms include: 1) an unjustified $1 million payment to the General Partners; 2) a $3.48 million by CAPREIT to the General Partners affiliates for purported accrued fees; and 3) a $1.15 million credit to CRI to AP CAPREIT. However, Defendants do not disclose, let alone explain: 1) that the General Partners are not entitled to such payments or credits in the first place; or 2) why such payments should go to the General Partners or their affiliates rather than the BAC holders.

          (i) Defendants also fail to disclose that such unjustified kick-backs to the General Partners and their affiliates at the expense of the BAC holders constitute a breach of the General Partners' fiduciary duty to the BAC holders, and that if the Proposed Merger is consummated, the BAC holders will lose their rights to bring claims based on those kick-backs.

          (j) Defendants fail to disclose in the Proxy Statement the financial benefit CAPREIT will receive from the merger, in exchange for the $22.5 million in transaction costs it anticipates incurring to effect the Proposed Mergers, or what the sources of those transaction costs are.

          (k) Defendants fail to disclose why they have structured these transactions in this particular way, whether any of the alternatives to the Proposed Merger would result in similar kick-backs to the General Partners and their affiliates, or that as structured, it is possible that Dockser and Willoughby, as the owners of the Owner Partnerships, will benefit from retaining approximately $60 million of tax losses allocated to the Owner Partnerships (which benefit should go to the BAC holders), benefit from receiving future tax losses allocated to the Owner Partnerships, and benefit from any future appreciation of the underlying properties.

B. THE DEFENDANTS' PROXY STATEMENT FALSELY UNDERSTATES OR OMITS THE TRUE VALUE OF THE BACS AND THEIR UNDERLYING PROPERTIES AND THUS UNDERSTATES THE FAIR VALUE THE BAC HOLDERS SHOULD RECEIVE FOR THEIR INTERESTS.
     --------------------------------------------------------------------------

          (l) Perhaps the most surprising omission of the Proxy Statement is its failure to disclose anything about the value for the properties underlying the BACs, whether through appraisals or otherwise. In essence, the value of the BAC holder interests turns on the value of the properties securing the mortgage revenue bonds and the tax-free cash flow generated by the properties for the Funds. Defendants are national and sophisticated property investors. They must have done initial analyses and appraisals before entering into a transaction worth over $150 million. Based on the Proxy Statement, BAC holders have no way of assessing how much their interests are worth. The value of the properties is the most fundamental piece of information necessary to evaluate the fairness of the Proposed Mergers, and yet appears nowhere in the more than 100 pages of the Proxy Statement.

          (m) Defendants fail to disclose in the Proxy Statement that at some point during the negotiations for the Proposed Mergers, Cushman and Wakefield, a major national appraisal firm, was retained to conduct appraisals for at least certain of the underlying properties, nor does the Proxy Statement reveal the conclusions, if any, at which Cushman and Wakefield arrived.

          (n) The Proxy Statement also fails to disclose any value projections by CAPREIT, the actual manager of the properties. CAPREIT is the entity with nearly all of the financial information about the Properties: it keeps the books, makes decisions about rent and repairs, and runs occupancy and financial projections for the properties, all on behalf of, and for for the benefit of, the BAC holders. In failing to disclose CAPREIT's occupancy and rental projections for the properties, or the possible impact of CAPREIT's financing plan, Defendants have deprived BAC holders of a true estimate of the market value of the BACs. Without the benefit of that information, the BAC holders have no idea what financial gains they are sacrificing by approving the Proposed Mergers.

          (o) Throughout the Proxy Statement, Defendants falsely underestimate the current value of the BACs, and of the properties underlying them. For example, on page 11 of the Proxy Statement, Defendants set forth the applicable market values of the BACs as of various dates. Defendants fail to disclose that the trading prices of the BAC's: 1) have been depressed by CAPREIT's own refusal to distribute dividends to the BAC holders from Available Cash reserves;
2) have been depressed because of the poor performance of the real estate market in general, which is now improving; 3) do not reflect the recent improved cash flow and operations of the properties and the future profits which can thus be anticipated from the properties; and 4) have been depressed because potential investors assume that the terms of the Proposed Merger will go through, thus capping the market price for the BACs, since the BAC holders have no right to dissent and seek a judicial determination of fair value under the terms of the Proposed Mergers. Because of these facts, it is materially false and misleading to suggest that BAC holders should consider the prices set forth in the Proxy Statement to be a fair reflection of value of the BACs in evaluating the Proposed Mergers.

          (p) On page 2 of the Proxy Statement, Defendants state that they have limited the amount of upward adjustments to the redemption price that will be based on Available Cash at closing. Defendants have failed to disclose any estimate of how much Available Cash there will be, preventing BAC holders form learning how much of their cash will go to CAPREIT rather than to the BAC holders. They have also failed to disclose that CAPREIT can control the timing of the Proposed Mergers so as to ensure that the Available Cash is at is highest, and thus maximizing the payment to the General Partners at the expense of the BAC holders, since there is a cap on the amount of Available Cash the BAC holders can receive under the terms of the Proposed Merger.

          (q) ON page 16 of the Proxy Statement, Defendants state that "[o]ther than as set forth in this Proxy Statement, the General Partners have no reason for proposing and recommending the Transactions now (as opposed to any other time) and are unaware of any material development affecting the future value of the BACs which is not discussed in this Proxy Statement." This statement is misleading because if fails to disclose that the real estate market is on the upswing, the value of multifamily housing is beginning to rise, the values of similar REIT investments are increasing, and the properties can anticipate increased profits. These factors are likely to affect positively the future value of the BACs.

          (r) On page 27 of the Proxy Statement, Defendants state that "each of the General Partners gave considerable weight to the fact that the Redemption Prices payable to the BAC holders in the Mergers represent a substantial premium...over the market prices of the BACs...higher than the highest trading prices of the BACs since the BACs were listed on the American Stock Exchange in 1993." Again, such a statement is misleading because it fails to disclose that the real estate market is on the upswing, the value of multifamily housing and comparable REIT investments is beginning to rise, and the properties can anticipate increased profits. The 1994 and 1995 market prices for the BACs are thus outdated. In addition, over the past year, BAC prices have been depressed by the General Partner's self-interested failure to make distributions to BAC holders from Available Cash, making the most recent market prices disclosed by Defendants also misleading.

          (s) On page 8 of the proxy materials, Defendants state that as a result of the Proposed Merger, the BAC holders "will no longer receive tax-exempt distributions from the Funds or share in any future appreciation (or depreciation) in the values of the Mortgage Revenue Bonds or the underlying properties." Defendants fail to disclose any projections, estimates or analysis that CRI or CAPREIT have prepared with respect to such future appreciation. Without understanding precisely what they will forego as a result of the Proposed Mergers, the BAC holders cannot make an informed decision as to whether they should approve or reject that merger.

          (t) On page 9 of the Proxy Statement, Defendants discuss fees and expenses associated with the Proposed Mergers without clearly and plainly advising the BAC holders as to what the responsibility of the Partnerships will be for expenses if the BAC holders reject the Proposed Mergers.

          (u) In their discussion of fees and expenses on page 9 of the Proxy Statement, Defendants fail to disclose information from CAPREIT regarding the payments for maintenance, replacements, improvements or other expenses that may have effectively reduced the properties' operating income and thus skewed Oppenheimer's after-the-fact Fairness Opinion and reduced the Available Cash for distribution to the BAC holders. Without such information, the BAC holders cannot evaluate whether CAPREIT's withdrawals from reserves have been consistent with past practice or industry practice.

C. THE DEFENDANT'S PROXY STATEMENT MISREPRESENTS THAT THEY RELIED ON A FAIRNESS OPINION, SINCE THE FAIRNESS OPINION WAS OBTAINED AFTER-THE-FACT AND DISREGARDED IMPORTANT ASPECT OF THE MERGER.
     ---------------------------------------------------------------------------

          (v) Throughout the Proxy Statement, Defendants create the false impression that the terms of the Proposed Mergers resulted from an independent investigation and fairness evaluation by an independent party, rather than from the inside, self-interested dealings from which they truly resulted. For example, on page 19 of the Proxy Statement, Defendants state that "approval of the Mergers would be conditioned on the receipt of a favorable Fairness Opinion of an investment bank," and on page 30 of the Proxy Statement, state that as a result of arm's length negotiations, "the Merger Agreements were made contingent upon the receipt of favorable Fairness Opinions from an investment bank." It is materially misleading to state or imply that General Partners relied on the Oppenheimer Fairness Opinion since before receiving that Fairness Opinion, they
                                   ------
had agreed to and announced the Proposed Merger terms, and declared in a press release on September 11, 1995 that under those terms, the BAC holders would receive "full value" for their interests. In fact, Oppenheimer was not even engaged by CRI under after it had entered into the Merger Agreements, and the
                     -----
Fairness Opinion from Oppenheimer came only after the fourth amended merger
                                            -----
agreement had been negotiated. Even then, Oppenheimer delivered the opinion without ever having received or performed an appraisal of the underlying properties. It is thus materially misleading to suggest the merger terms were deemed fair by an independent source. In addition, Defendants fail to disclose why Oppenheimer refused to render a Fairness Opinion based on the $150 million consideration and on what basis the General Partners agreed to an initial purchase price of $150 million, given that they did NOT have the benefit of a Fairness Opinion, or how the General Partners came to the conclusion that the initial merger terms offered the BAC holders "full value" for their interests.

          (w) On page 27 of the Proxy Statement, Defendants state that the General Partners, in arriving at their fairness determination, also "gave considerable weight to and relied to a significant extent on the estimates of the range of values of the BACs developed by Oppenheimer in connection with its Fairness Opinion." Such a statement is misleading, since: 1) Oppenheimer relied only on financial information provided by the General Partners without independently verifying that information; 2) that information was outdated and did not take into account the upswing in the real estate market; 3) Oppenheimer used capitalization rates that were too high; and 4) Oppenheimer rendered its opinion without conducting an appraisal or evaluating the assets of the funds.
A more accurate evaluation of the value of the BACs would have resulted in a range of acceptable values more than $50 million greater than the range computed by Oppenheimer.

          (x) The Proxy Statement also fails to disclose why Oppenheimer's Fairness Opinion did not take into account consideration to be paid or other benefits to be received by the General Partners and their affiliates, including the $5.5 million in kick-backs described above.

D. DEFENDANTS' PROXY STATEMENT FAILS TO DISCLOSE THE OBSTACLES WHICH PREVENT COMPETING BIDS TO THE PROPOSED MERGERS.
     ---------------------------------------------------------------------------

          (y) Throughout the Proxy Statement, Defendants create a misleading impression regarding the absence of competing offers to the Proposed Mergers, by failing to disclose the interlocking nature of the merger terms and other hidden barriers which greatly discourage competing bids. On page 27 of the Proxy Statement, Defendants state that "none of the alternatives they considered are superior to the Mergers," and on page 28, state that "no potential bidder has come forward with a superior proposal." Defendants fail to disclose however, that the deal between CAPREIT and CRI is structured to create significant barriers to obtaining any other offers.

          (z) On page 31 of the Proxy Statement, Defendants disclose that if the Proposed Mergers do not proceed, the Funds must pay CAPREIT a $2.25 million break-up fee per Fund, and $2.6 million in expense reimbursement per Fund. Defendants fail to explain that the prospect of not having to pay these fees to CAPREIT if the Proposed Merger is consummated creates a $9.7 million hidden cost which a competing buyer would have to pay in addition to the purchase price in order to compete on even terms for an alternative transaction. When such payments are arranged by related parties, rather than parties dealing at arm's length, they are per se improper, because they permit a related party to obtain substantial value which should go the BAC holders instead. The Proxy Statements fails to disclose the impropriety of such an arrangement.

          (aa) On page 19 of the Proxy Statement, Defendants suggest that the lack of any representations and warranties by the Funds about tax exempt status or liability for breaches of representations and warranties by the Funds is of benefit to the BAC holders. Defendants fail to disclose that in a merger transaction of this sort, representations and warranties would never survive the closing, and that therefore, the absence of such representations and warranties is of greater benefit to CAPREIT than to the BAC holders and is a barrier to competitive bids because CAPREIT's intimate knowledge of the underlying properties obviates the need for representations regarding such issues as the Funds' tax-exempt status, while competitors, who have no way of obtaining such information, are faced with significant unknown risks without such representations and warranties.

          (bb) Defendants fail to disclose in the Proxy Statement why a refinancing like the Proposed Merger which benefits CAPREIT is acceptable, while one which would benefit the BAC holders is not. While the Proxy Statement acknowledges that extending the maturity dates of the mortgage revenue bonds would allow the BAC holders to receive tax-exempt interest and to participate in increases in the values of the underlying properties, it claims that such a refinancing alternative was rejected because such benefits are outweighed by the benefits offered by the Proposed Merger. In fact, the transaction costs to the BAC holders involved in refinancing by extending the maturity dates are no greater than for the Proposed Merger. Defendants have not explained why refinancing for the benefit of CAPREIT is better than refinancing for the benefit of the BAC holders.

          (cc) On page 34 and 35 of the Proxy Statement, Defendants state that their decision to reject the alternatives to the Proposed Mergers was largely based on Oppenheimer's Fairness Opinion. Such a statement is false, given that the General Partners agreed to do the Proposed Mergers with CAPREIT for $150 million (and therefore rejected other alternatives) before they had any Fairness
                                                    ------
Opinion.

          (dd) On page 19 of the Proxy Statement, Defendants state that CAPREIT's ability to obtain the committed financing for the Proposed Mergers was a reason why the General Partners decided to go forward with the Proposed Merger. However, information on page 58 of the Proxy Statement shows that such a statement is false, since CAPREIT also lacks committed financing in that it does not yet have issuer commitments, and may have to attempt to obtain bridge financing.

          (ee) On page 34 of the Proxy Statement, Defendants state that extending the mortgage loan maturities was rejected as an alternative to the Proposed Merger because that alternative would require issuer consents. Such a statement is materially misleading, since CAPREIT's own transaction requires issuer consents.

E. DEFENDANTS' PROXY STATEMENT FALSELY STATES THAT THE PROPOSED MERGERS ARE FAIR TO AND IN THE BEST INTERESTS OF THE BAC HOLDERS.
     ------------------------------------------------------------------------

          (ff) Given: 1) the conflicts of interest of the merging parties and improper inducements to proceed with the merger; 2) the significant value the BAC holders could and should receive for their interests; 3) the fact that the initial merger terms were reached without the benefit of an independent investigation and analysis, or an appraisal of the underlying properties; and 4) the barriers to competing bids, all of which are omitted, misrepresented or obfuscated in Defendants' Proxy statement, it is false to state, as Defendants do on pages 5, 26, and 27 of the Proxy Statement, that the Proposed Mergers are "fair to and in the best interests of the BAC Holders." Far from being in the "best interests," all indications point to significant losses hoisted upon the BAC holders by the Proposed Mergers. Defendants, however, have omitted the material information necessary to evaluate just how great those losses are.

          (gg) Despite more than 100 pages of disclosure in the Proxy Statement, Defendants have provided no information as to what the General Partners or CAPREIT believe is the value of the properties securing the revenue bonds, or why the General Partners view the Proposed Merger terms as fair for the BAC holders, both of which are material omissions, as they deprive BAC holders of the ability to assess what they will receive and what they will forego under the terms of the Proposed Mergers.

          (hh) It is materially misleading to characterize the Proposed Merger as the "best" option for the BAC holders when the General Partners did not consider, and in fact precluded, alternative options. The General Partners have never attempted to solicit other merger partners or market the Funds or the properties where all bidders have a level playing field. They have never used a broker to market the properties or conduct a competitive bidding process for the Funds. These efforts by the General Partners to keep the negotiations regarding acquisition of the Funds exclusive are not disclosed in the Proxy Statement.

          77. These misrepresentations and omissions of fact and circumstances are material to any decision by BAC holders concerning the upcoming vote on the Proposed Mergers at the Special Meeting scheduled for October 29, 1996 and any decision by members of the investing public making investment decisions concerning the retention, sale or purchase of BACs, and have been made as a result of knowing, reckless or negligent conduct by Defendants. The Proxy Statement is an essential link in effecting the Defendants' scheme to seize and maintain control of the Funds and their assets.

          78. By virtue of the foregoing, Defendants have violated and continue to violate Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

          79. Plaintiff and other BAC holders will be irreparably injured by Defendants' activities if the Proxy Statement and transmittal letter are continued to be distributed, or if any solicitations are made pursuant therewith, in that the BAC holders they have solicited are likely to be misled, confused or intimidated by Defendants' actions and are likely to be compelled to make ill-informed proxy decisions concerning their stock and the Proposed Mergers without the benefit of the full and fair disclosure to which they are entitled under the Exchange Act.

          80.  Plaintiff has no adequate remedy at law.

                               PRAYER FOR RELIEF
                               -----------------
          WHEREFORE, Plaintiff demands judgment in its favor.

          1. For an order requiring Defendants to immediately amend their Proxy Statement to reflect the matters set forth in this Complaint, if necessary, to notify the BAC holders of a rescheduled Special Meeting at which a vote on the
 Proposed Mergers will occur and to distribute said amended proxy statement to the BAC holders in sufficient time to allow said BAC holders to vote their proxies at the rescheduled Special Meeting;

          2. For preliminary and permanent injunction enjoining Defendants and their agents, consultants and advisors from filing or disseminating any false or misleading proxy materials, or making any other untrue statements of fact to any shareholder of Defendant;

          3. For a preliminary and permanent injunction ordering Defendants, their agents, officers, directors, employees, consultants and advisors, to comply with the requirements of Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;

          4. Directing that any proxies solicited or obtained by Defendants, their agents, servants, employees, affiliated and related persons or entities and by all persons who are entities acting in concert or participation with Defendants, as a result of or because of Defendants' misleading proxy statement materials shall be considered null, void and unenforceable;

          5. For an Order compelling Defendants to, in fact, hold its rescheduled Special Meeting if necessary to accommodate a lawful Proxy Solicitation;

          6. For all attorneys' fees and costs of this action incurred in connection with this action; and
          7. For such additional further relief as the Court deems just and proper.

Dated:  September 27, 1996          FAEGRE & BENSON LLP
                                    /s/ Karen E. Wilson
                                    -------------------
                                    Thomas L. Kimer, #55736
                                    Robert L. Schnell, Jr., #97329
                                    Karen E. Wilson, #241726
                                    2200 Norwest Center
                                    90 South Seventh Street
                                    Minneapolis, Minnesota 55402-3901
                                    (612) 336-3000

                                    Attorneys for Plaintiff Dominium Tax
                                    Exempt Fund, LLP